Exhibit 12.1

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,
	2013	2014	2015	2016	2017
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$1,442	$3,200	$(19,098)	$(4,589)	$954
Interest expense(a)	207	172	322	275	421
Loss on investment in equity investees in excess of distributed earnings	219	75	96	8	—
Amortization of capitalized interest	440	438	483	729	487
Loan cost amortization	37	32	31	24	25
Less: (Income) loss attributable to noncontrolling interests			68	9	(4)
Earnings (losses)	$2,345	$3,917	$(18,098)	$(3,544)	$1,883
FIXED CHARGES:
Interest Expense	$207	$172	$322	$275	$421
Capitalized interest	815	604	410	242	193
Loan cost amortization	37	32	31	24	25
Fixed Charges	$1,059	$808	$763	$541	$639
RATIO OF EARNINGS TO FIXED CHARGES	2.2	4.8	—	—	2.9
INSUFFICIENT COVERAGE	$—	$—	$18,861	$4,085	$—
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(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.